Exhibit 99.1

Fusion Fuel Green PLC Signs Definitive Joint Venture Agreement with Alien Fuel for Landmark Industrial Decarbonization Project in South Africa

DUBLIN, Ireland – October 16, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that it has signed a Subscription and Shareholders Agreement (the “Joint Venture Agreement”) with Alien Fuel (Proprietary) Limited (“Alien Fuel”) to formally establish their joint venture vehicle, Biosteam Energy Proprietary Ltd (“Biosteam Energy”), for the Fairfield Industrial Decarbonization Project (the “Fairfield Project”) in Howick, KwaZulu-Natal, South Africa.

Under the joint venture structure, Fusion Fuel will hold a 51% ownership stake in Biosteam Energy, with Alien Fuel retaining 49%. Under the terms of the Fairfield Project and the Joint Venture Agreement, Biosteam Energy will manage the financing, construction, and operation of a biomass-powered steam generation system to replace the fossil-fuel-based boiler at Fairfield Dairy, one of South Africa’s largest dairy processing facilities. The new boiler system, designed and operated using Alien Fuel’s proprietary biomass technology, will use carbon-neutral wood pellets produced from waste biomass, designed to reduce Scope 1 and Scope 2 carbon emissions at the site. The system is expected to be operational in the first quarter of 2026 and significantly supports the decarbonization and sustainability goals of Fairfield Dairy.

Fusion Fuel will advance a loan of R10 million (approximately €480,000) under a payment schedule to fund the management and administration of Biosteam Energy, and specifically the Fairfield Project. Biosteam Energy is expected to generate long term recurring revenues through a steam supply agreement between Biosteam Energy and Fairfield Dairy, as well as additional income from verified carbon credit revenues arising from landfill avoidance and fuel-switching benefits. The loan will be repaid based on the availability of free cash flow after certain expenses and accumulated cash balances.

In addition to the initial Fairfield Project, the Joint Venture Agreement also grants Fusion Fuel a right of first refusal to participate in new projects, business opportunities, or ventures within the scope of Biosteam Energy’s business that have been offered to Alien Energy or certain of its affiliates, with a particular interest in the green and sustainable energy projects such as this first bio-steam venture.

The Joint Venture Agreement also contains other terms including provisions relating to governance, intellectual property, confidentiality, and dispute resolution.

The signing of the Joint Venture Agreement with Alien Fuel reflects the outcome of discussions relating to the non-binding Letter of Intent and Heads of Terms that were announced by the Company in its press releases dated August 11, 2025, and September 11, 2025, respectively.

John-Paul Backwell, CEO of Fusion Fuel, commented “The signing of the Joint Venture Agreement is an important milestone in our expansion strategy and participation in the broader industrial decarbonization market. Through Biosteam Energy, Fusion Fuel and Alien Fuel are combining proprietary and proven technology and innovative financing structures to deliver measurable emissions reductions and long-term economic value. We see this as a template for similar industrial decarbonization projects.”

Bruce Johnson, Director of Alien Fuel, added, “Our joint venture with Fusion Fuel represents a powerful alignment of technology, vision, and purpose. Together we’re not only decarbonizing a major South African industrial facility, but we’re also demonstrating the commercial viability of sustainable biomass energy solutions for large-scale industrial clients.”

Further M&A Updates

As previously announced in its press release dated April 9, 2025, the Company signed a non-binding Letter of Intent regarding the acquisition of a UK fuel distribution company, and then a non-binding Head of Terms on May 27, 2025. At this time, discussions remain ongoing. Given the scale and complexity of the transaction, negotiations with financial counterparts are expected to continue over the coming months. The Head of Terms is non-binding and remains subject to satisfactory due diligence, finalization of definitive agreements, and customary closing conditions.

As noted in the Company’s press release dated October 15, 2025, the Company will be holding an Extraordinary General Meeting on November 7, 2025, which will include a shareholder proposal to delegate to the Board the authority to increase its authorized share capital and to implement such increase as it deems appropriate. The Company is seeking such authorization in part to support potential large-scale acquisitions or other strategic transactions currently being reviewed, including transactions involving a digital or commodity (including rare-earth elements) asset treasury business. As of the date of this press release, the Company has not entered into any agreements, understandings or commitments relating to any acquisition or other strategic transactions.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”) and Bright Hydrogen Solutions Ltd (“BrightHy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries.

About Alien Fuel (Pty) Ltd

Alien Fuel (Pty) Ltd is a South African energy technology company that supplies industrial steam systems powered by Alien Fuel®, a proprietary carbon-neutral biomass fuel derived from wood waste and invasive vegetation. Its advanced biomass burner and boiler systems provide sustainable, cost-effective alternatives to fossil-fuel-based steam generation, enabling clients to reduce energy costs while achieving their decarbonization goals.

For more information, visit www.alienfuel.africa

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of certain parties to the Joint Venture Agreement and certain third parties to enter into certain required additional agreements relating to the Fairfield Project and other projects contemplated by the Joint Venture Agreement; the ability of the parties to the Joint Venture Agreement to obtain all necessary regulatory and other consents and approvals in connection with the contemplated transactions; the ability of the Company to satisfy its financing commitments under the Joint Venture Agreement; counterparty performance under the steam supply agreement; the availability and pricing of biomass feedstock; uncertainty around verification and monetization of carbon credits; the ability of the Fairfield Project and other projects contemplated by the Joint Venture Agreement to generate the expected free cash flow necessary for the Company’s loan under the Joint Venture Agreement to be repaid and to generate returns in connection with each project under the Joint Venture Agreement; uncertainties of the impact of certain governance procedures and relative rights under the Joint Venture Agreement and other governing documents and laws, some of which may require the cooperation of the parties or their representatives with respect to matters relating to the Fairfield Project or other projects; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu
www.fusion-fuel.eu